J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 5, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 63

Dear Ms. White:

This letter is in response to the supplemental comment you provided with respect to the filing for the JPMorgan Disciplined High Yield ETF (the “Fund”). Our response to your comment is set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

1.	Comment: In your response letter dated July 26, 2016, you indicated that the Fund would make 485BXT filings to delay effectiveness “until it is determined that relief under Rule 19b-4 is not required” or relief under such rule is obtained. Please explain in correspondence when relief under Rule 19b-4 would not be required.

Response: Relief would not be required if the Fund determines it is eligible for listing on an exchange pursuant to a rule such as amended BZR Rule 14.11(i), which sets forth generic listing standards for exchange-traded funds that are actively managed.

In connection with your review of the Post-Effective Amendment No. 63 filed by the Trust on April 20, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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